Filed by Simmons First National Corporation pursuant to

Rule 425 of the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the

Securities Exchange Act of 1934

Subject Company: Simmons First National Corporation

Commission File No.: 000-06253

November 13, 2018, Message from Simmons First National Corporation to Associates of Reliance Bancshares, Inc.

Hello from Simmons Bank,

Today marks an exciting milestone for both of our organizations, and on behalf of Simmons’ associates, we are thrilled about the opportunity to join with you in 2019! We have really enjoyed getting to know the Reliance Bank leadership group and are extremely impressed by all that you and your team have been able to accomplish. As Reliance Bank and Simmons Bank prepare to come together, we look forward to learning much from each other and creating an even stronger organization, with total assets of approximately $17.8 billion. Our combined organization will provide greater opportunities for our associates, our customers and our communities. Your customers will have access to more products, more services, more lending power and more than 200 branch locations throughout Arkansas, Colorado, Illinois, Kansas, Missouri, Oklahoma, Tennessee and Texas.

As part of Simmons’ commitment to our associates, we look forward to answering your questions and helping ensure a smooth transition for everyone. We value your input, your passion and your collaboration as we continue our journey to build a better bank.

If you are interested in learning more about Simmons and our company culture, please visit our welcome page. We’ll be providing regular updates, and we encourage you to reference it often during this time prior to the closing of our merger, which is expected in the second quarter of 2019. We recognize the key to any successful merger is to keep everyone informed and engaged, and we want an open line of communication going both ways.

Until the merger is complete, your customers will continue to do their banking with Reliance Bank as they normally do. There will be several customer communication pieces to keep them informed along the way. All of this will be shared with you as details are finalized.

You have our commitment to making this transition as smooth as possible for everyone involved. We look forward to our success together.

Sincerely,

George A. Makris, Jr.	Marty D. Casteel
Chairman & Chief Executive Officer	President & Chief Executive Officer
Simmons First National Corporation	Simmons Bank

Forward Looking Statements

Statements in this communication may not be based on historical facts and are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by reference to a future period(s) or by the use of forward-looking terminology, such as “anticipate,” “estimate,” “expect,” “foresee,” “may,” “might,” “will,” “would,” “could” or “intend,” future or conditional verb tenses, and variations or negatives of such terms. These forward-looking statements include, without limitation, statements relating to the impact Simmons First National Corporation (“Company”) expects the proposed transaction with Reliance Bancshares, Inc. (“Reliance”) (the “Proposed Transaction”) to have on the combined entities operations, financial condition, and financial results, and the Company’s expectations about its ability to successfully integrate the combined businesses and the amount of cost savings and other benefits the Company expects to realize as a result of the Proposed Transaction. Readers are cautioned not to place undue reliance on the forward-looking statements contained in this document in that actual results could differ materially from those indicated in such forward-looking statements, due to a variety of factors. These factors, include, but are not limited to, the ability to obtain regulatory approvals and meet other closing conditions to the Proposed Transaction, including approval by Reliance’s shareholders on the expected terms and schedule, delay in closing the Proposed Transaction, difficulties and delays in integrating the Reliance business or fully realizing cost savings and other benefits of the Proposed Transaction, business disruption following the Proposed Transaction, changes in interest rates and capital markets, inflation, customer acceptance of the Company’s products and services, and other risk factors. Other relevant risk factors may be detailed from time to time in the Company’s press releases and filings with the Securities and Exchange Commission (the “SEC”). All forward-looking statements, expressed or implied, included in this press release are expressly qualified in their entirety by the cautionary statements contained or referred to herein. Any forward-looking statement speaks only as of the date of this press release, and the Company and Reliance undertake no obligation, and specifically decline any obligation, to revise or update these forward-looking statements, whether as a result of new information, future developments or otherwise.

Additional Information and Where to Find It

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the Proposed Transaction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, and no offer to sell or solicitation of an offer to buy shall be made in any jurisdiction in which such offer, solicitation or sale would be unlawful.

In connection with the Proposed Transaction, the Company will file a registration statement on Form S-4 (the “Registration Statement”) that will include a proxy statement of Reliance and a prospectus of the Company (the “Proxy Statement/Prospectus”), and the Company may file with the SEC other relevant documents concerning the Proposed Transaction. The definitive Proxy Statement/Prospectus will be mailed to shareholders of Reliance. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the Proposed Transaction carefully and in their entirety when it becomes available and any other relevant documents filed with the SEC by the Company, as well as any amendments or supplements to those documents, because they will contain important information about the Proposed Transaction.

Free copies of the Proxy Statement/Prospectus, as well as other filings containing information about the Company, may be obtained at the SEC’s Internet site (http://www.sec.gov), when they are filed by the Company. You will also be able to obtain these documents, when they are filed, free of charge, from the Company at www.simmonsbank.com under the heading “Investor Relations.” Copies of the Proxy Statement/Prospectus can also be obtained, when it becomes available, free of charge, by directing a request to Simmons First National Corporation, 501 Main Street, Pine Bluff, Arkansas 71601, Attention: Stephen C. Massanelli, Investor Relations Officer, Telephone: (870) 541-1000 or to Reliance Bancshares, Inc., 10401 Clayton Road, Frontenac, Missouri 63131, Attention: Allan Ivie, Telephone: (314) 569-7209.

Participants in the Solicitation

The Company, Reliance and certain of its directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Reliance in connection with the Proposed Transaction. Information about the Company’s directors and executive officers is available in its proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on March 14, 2018. Information regarding all of the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement/Prospectus regarding the Proposed Transaction and other relevant materials to be filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.

November 13, 2018, Message from Simmons First National Corporation to Its Associates

As we continue in our growth, today is another landmark day for the Simmons family. I am excited to announce a signed agreement to acquire Reliance Bancshares, Inc., including its wholly-owned subsidiary, Reliance Bank of St. Louis, Missouri.

Reliance was founded in Des Peres, Missouri in 1999 by a small group of St. Louis area private investors. It is a full-service community bank with financial solutions for individuals, professionals, small businesses, and commercial customers. With more than twenty bank branches located throughout the St. Louis metropolitan area, this merger will strengthen our market share and bring forth additional opportunities for us in this important region, which crosses into Illinois. We believe the Reliance team will be very complementary to our high-performing St. Louis team.

Together we create an approximately $17.8 billion-asset organization with more than 200 branch locations throughout eight states.

If you receive questions from the media, please direct them to Caroline Makris (caroline.makris@simmonsbank.com or 501-377-7615) or Elizabeth Machen (elizabeth.machen@simmonsbank.com or 501-377-7652).

This would not be possible without the hard work and dedication of each of you. I’m so proud of all we have accomplished together and look forward to our continued success.

Sincerely,

George A. Makris, Jr.

Chairman & Chief Executive Officer

Simmons First National Corporation

Forward Looking Statements

Statements in this communication may not be based on historical facts and are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by reference to a future period(s) or by the use of forward-looking terminology, such as “anticipate,” “estimate,” “expect,” “foresee,” “may,” “might,” “will,” “would,” “could” or “intend,” future or conditional verb tenses, and variations or negatives of such terms. These forward-looking statements include, without limitation, statements relating to the impact Simmons First National Corporation (“Company”) expects the proposed transaction with Reliance Bancshares, Inc. (“Reliance”) (the “Proposed Transaction”) to have on the combined entities operations, financial condition, and financial results, and the Company’s expectations about its ability to successfully integrate the combined businesses and the amount of cost savings and other benefits the Company expects to realize as a result of the Proposed Transaction. Readers are cautioned not to place undue reliance on the forward-looking statements contained in this document in that actual results could differ materially from those indicated in such forward-looking statements, due to a variety of factors. These factors, include, but are not limited to, the ability to obtain regulatory approvals and meet other closing conditions to the Proposed Transaction, including approval by Reliance’s shareholders on the expected terms and schedule, delay in closing the Proposed Transaction, difficulties and delays in integrating the Reliance business or fully realizing cost savings and other benefits of the Proposed Transaction, business disruption following the Proposed Transaction, changes in interest rates and capital markets, inflation, customer acceptance of the Company’s products and services, and other risk factors. Other relevant risk factors may be detailed from time to time in the Company’s press releases and filings with the Securities and Exchange Commission (the “SEC”). All forward-looking statements, expressed or implied, included in this press release are expressly qualified in their entirety by the cautionary statements contained or referred to herein. Any forward-looking statement speaks only as of the date of this press release, and the Company and Reliance undertake no obligation, and specifically decline any obligation, to revise or update these forward-looking statements, whether as a result of new information, future developments or otherwise.

Additional Information and Where to Find It

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the Proposed Transaction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, and no offer to sell or solicitation of an offer to buy shall be made in any jurisdiction in which such offer, solicitation or sale would be unlawful.

In connection with the Proposed Transaction, the Company will file a registration statement on Form S-4 (the “Registration Statement”) that will include a proxy statement of Reliance and a prospectus of the Company (the “Proxy Statement/Prospectus”), and the Company may file with the SEC other relevant documents concerning the Proposed Transaction. The definitive Proxy Statement/Prospectus will be mailed to shareholders of Reliance. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the Proposed Transaction carefully and in their entirety when it becomes available and any other relevant documents filed with the SEC by the Company, as well as any amendments or supplements to those documents, because they will contain important information about the Proposed Transaction.

Free copies of the Proxy Statement/Prospectus, as well as other filings containing information about the Company, may be obtained at the SEC’s Internet site (http://www.sec.gov), when they are filed by the Company. You will also be able to obtain these documents, when they are filed, free of charge, from the Company at www.simmonsbank.com under the heading “Investor Relations.” Copies of the Proxy Statement/Prospectus can also be obtained, when it becomes available, free of charge, by directing a request to Simmons First National Corporation, 501 Main Street, Pine Bluff, Arkansas 71601, Attention: Stephen C. Massanelli, Investor Relations Officer, Telephone: (870) 541-1000 or to Reliance Bancshares, Inc., 10401 Clayton Road, Frontenac, Missouri 63131, Attention: Allan Ivie, Telephone: (314) 569-7209.

Participants in the Solicitation

The Company, Reliance and certain of its directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Reliance in connection with the Proposed Transaction. Information about the Company’s directors and executive officers is available in its proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on March 14, 2018. Information regarding all of the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement/Prospectus regarding the Proposed Transaction and other relevant materials to be filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.